21002206

SEC Mail Processing Section

MAR 02 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVINGTON ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 SUMMER STREET, SUITE 200

(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

529 FIFTH AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, IAN BENJAMIN DUNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVINGTON ASSOCIATES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABIGAYLE ANNE CHURCHILL
Notary Public
Massachusetts
My Commission Expires
Jun 21, 2024

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managing Member
Covington Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Covington Associates LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Covington Associates LLC's management. Our responsibility is to express an opinion on Covington Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Covington Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Covington Associates LLC's auditor since 2018.
New York, New York
February 25, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	752,472
Certificate of deposit		75,000
Accounts receivable		713
Due from affiliate		438,051
Due from related party		19,500
Other assets		10,915
Office furniture and equipment, net of accumulated depreciation of $618,699		67,754
Right of use assets		895,790
	$	2,260,195

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	15,001
Lease Liabilities		968,313
PPP Loan Payable		394,100
Total Liabilities		1,377,414
Commitments and contingencies (Notes 3 and 9)		
Members' equity		882,781
	$	2,260,195

See accompanying notes to financial statements.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

1. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

The Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2020, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which are comprised of the following as of December 31, 2020:

		Estimated Useful Life
Office Equipment	$ 344,212	5 years
Office Furniture	284,380	3 years
Leasehold Improvements	57,861	Term of lease
	$ 686,453	
Accumulated Depreciation	$(618,699)	
	$ 67,754	

See report of independent registered public accounting firm.

2. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2020. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded by the Company at December 31, 2020 as uncollectible amounts were determined to be immaterial.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) *No. 2016-13, Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current accounting principles generally accepted in the United States of America (U.S. GAAP), which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Broker-Dealer adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Use of estimates:

The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies - (continued):

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB Accounting Standards Codification 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income.

The Company has assessed its current tax year positions and believes there are no uncertain tax positions as of December 31, 2020.

Right of Use Assets and Lease Liabilities:

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 3.0% incremental borrowing rate.

The Company has elected not to recognize the right of use assets and lease liabilities relating to short term leases.

2. Summary of Significant Accounting Policies - (continued):

Subsequent events:

Management has evaluated subsequent events through the date the financial statements were issued. There are no subsequent events that required recognition or disclosure.

3. Commitments and Contingencies:

Leases:

The Company has a lease for its office in Boston, MA. The Company records the expenses to occupy its office on a straight line basis over the lease term and are included in occupancy in the accompanying statement of operations. This lease requires a security deposit of $75,000, which is held in a separate account as a certificate of deposit. The Company also has a lease for equipment. The Company records the expenses for equipment on a straight line basis over the lease term.

As of December 31, 2020, maturities of the outstanding lease liabilities for the Company were approximately as follows:

Years Ending December 31,	Lease Payments
2021	$349,933
2022	357,041
2023	364,150
2024	2,900
Total lease payments	1,074,024
Discount	(105,711)
Lease Liabilities	$968,313

Other information related to leases as of December 31, 2020:
Weighted average remaining lease term: 3.01 years.
Weighted average discount rate: 3.0%

Legal Matters:

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statement.

4. Paycheck Protection Program:

On April 27, 2020, the Company was granted a loan in the amount of $394,100, pursuant to the Paycheck Protection Program "PPP". The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loan to the Company is scheduled to mature on April 27, 2022. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is deemed to have terminated employees or to have reduced salaries during the twenty-four week period after receiving the loan. Management believes that it is probable that the full amount of the loan will be forgiven. However, there can be no assurance that, upon review, the loan will be forgiven in whole or in part.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allow for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Company recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Company has been legally released from its obligation by the lender. The Company deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Company, mainly related to the third-party approval process for forgiveness.

5. Employee Benefits:

The Company sponsors a 401(k) Plan. The 401(k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan.

6. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $664,806 which was $658,971 in excess of its required net capital of $5,835. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.13 to 1.

7. Major Customers:

During the year ended December 31, 2020, the Company derived 82% of its gross revenues from four customers. There were no accounts receivable from these customers as of December 31, 2020.

8. Related Party Transactions:

In 2018, the Company entered into an expense sharing agreement with a related entity. This agreement consists of occupancy, telephone, office, payroll and related expenses. The Company pays these expenses on behalf of the related entity and the related entity reimburses the Company. During 2020, $978,317 of expenses were allocated to the related entity. At December 31, 2020, the related entity owed $438,051 to the Company as a result of these expense allocations.

Due from related party represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2020, these reimbursements amounted to $19,500.

9. Risks and Uncertainty:

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at the time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.